FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of October 2006.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec-Read Revises Financial Forecasts Upward for the Six Months Ended September 30, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2006
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Senior General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Senior General Manager
Investor Relations
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

Released on October 19, 2006, in Kyoto, Japan

Nidec-Read Revises Financial Forecasts Upward

for the Six Months Ended September 30, 2006

Nidec Corporation today announced that Nidec-Read Corporation (“the Company”), one of its consolidated subsidiaries whose shares are listed on the Second Section of the Osaka Securities Exchange (Code:6833), has revised upward its consolidated and non-consolidated financial forecasts for the six months ended September 30, 2006 as follows.

1. Revised consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	3,300	4,200	900	27.3%	2,952
Operating income	550	760	210	38.2%	409
Recurring income	500	770	270	54.0%	446
Net income	300	460	160	53.3%	260

2. Revised non-consolidated financial forecasts (Japanese GAAP) for the six months ended September 30, 2006.

(From April 1, 2006 to September 30, 2006)					(Yen in millions)
	For the six months ended September 30, 2006				For the six months ended September 30, 2005
	Previous forecast (Apr. 25, 2006)	Revised Forecast	Change (amount)	Change (percent)
Net sales	3,150	3,900	750	23.8%	2,792
Operating income	460	590	130	28.3%	345
Recurring income	470	600	130	27.7%	370
Net income	260	350	90	34.6%	209

3. Reasons for revision

Our steady effort for developing new products and new markets had a successful result in the tendency of capital investment increase in the printed-circuit board and semiconductor package industries driven by the boom of digital consumer electronics. This fact along with profit increase contributed by consolidated subsidiaries led to the favorable achievement surpassing the original forecast enormously.

Regarding the revision of the full business year forecast, we are planning to report it on October 27, 2006 when the mid-term business results are announced.

Disclaimer Regarding Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) about Nidec and its group companies (the Nidec Group). These forward-looking statements are based on the current expectations, assumptions, estimates and projections of the Nidec Group in light of the information currently available to them. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of the Nidec Group’s financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (i) the Nidec Group’s ability to design, develop, mass produce and win acceptance of their products, (ii) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which the Nidec Group’s assets and liabilities are denominated, (iv) the Nidec Group’s  ability to acquire and successfully integrate companies with complementary technologies and product lines, and (v) adverse changes in laws, regulations or economic policies in any of the countries where the Nidec Group has manufacturing operations, especially China.

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